June 9, 2005

Mail Stop 03-05

Via US Mail and Facsimile

Mr. Duo Wang
Chief Financial Officer
1111 Corporate Center Road
Suite 203B
Monterey Park, California 91754

Re:	Intra-Asia Entertainment Corporation
	Form 10-KSB for the fiscal year ended December 31, 2004
	Commission file # 333-75297:

Dear Mr. Wang:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * * * * * * * * * * * * * * * * * * * *

Form 10-KSB for the year ended December 31, 2004

Management`s Discussion and Analysis

- Results of Operations, page 12
1. Given your development of the new water park which commenced operations during the first quarter of 2005, please explain why you did not recognize an impairment charge associated with your prior outdoor water park which was demolished as discussed on page 12 of MD&A, prior to the year ended December 31, 2004.

- Liquidity and Capital Resources, page 13

2. We note your disclosure in your MD&A section that you had a negative working capital of $6.4 million in 2004 and $2.3 million in
2003. In light of the significant decrease of working capital between the years, please tell us, and include in future filings, your plan to remedy this deficiency in future years.

Consoldiated Financial Statements

Notes to Financial Statements

Note 2.  Summary of Significant Accounting Policies

- Revenue Recognition, page F-9

3. We note the disclosure indicating that the Company intends to recognize deferred revenue associated with lifetime memberships over a ten year period. Please tell us and revise future filings to explain in further detail how the Company determined the period over which to recognize revenues associated with lifetime memberships and explain why management believes the use of a ten year period is appropriate.

- Long Lived Assets, page F-10

4. We note your disclosure of how you evaluate property and equipment for impairment. In this note in future filings, please disclose the method or methods for determining fair value as required in SFAS No.144. We believe this disclosure should be clearly stated due to the significance of the property and equipment balance in relation to total assets.

- Stock-based Compensation, page F-12

5. Please tell us and explain in the notes to your financial statements why the expected life and volatility factor used to compute the fair value of the stock warrants granted changed significantly from 2003 to 2004.




Note 5.  Long-Term Bank Loans, page F-15

6. We note your disclosure that in December 2002 one of the banks revised its covenant to allow Fuhua to distribute dividends to pay the expenses incurred in Intra-Asia. Please tell us, and disclose in future filings, whether you have any restrictive covenants on your loans currently outstanding with the banks. See paragraph 18-19 of
SFAS No. 5.

Note 6.  Related Party Transactions, page F-17

7. We note that in 2004 Fuhua gave back the land usage right of a parcel of land to Neo-Luck, a related party, and recognized a gain on the transaction. Please explain in further detail why relinquishment of the land usage right resulted in a gain to Fuhua. Explain the nature of any consideration exchanged by the parties to this transaction. Also, please tell us the accounting literature you relied on in recognizing a gain on the transaction. Additionally, please tell us if the fair value of the land was independently verified. See paragraph D12 of SFAS No. 141. We may have further comment upon receipt of your response.

8. It appears from reading Item 12. Certain Relationships and
Related
Transactions, that you have not included all related party transactions in your notes to the financial statements. In future filings, please include a disclosure of your February 17, 2004 issuance of warrants to ValueRich, Inc. and the related transactions that occurred subsequent to that issuance, in the notes to your financial statements. Also, tell us how you accounted for the issuance of the warrants in the Company`s financial statements.
If
no accounting recognition was given to issuance of the warrants, please explain why.

Note 8. Convertible Notes

9. We note from the disclosures provided in Note 8 that the Company issued convertible notes during 2003 and 2004 that provided for beneficial conversion features at the time the notes were issued or the related terms were modified Please explain in further detail how the Company calculated or determined the value assigned to the beneficial conversion feature associated with the various convertible notes issued during 2003 and 2004. As part of your response, please tell us the dates and trading prices used to calculate the beneficial conversion features for each issuance or modification of the convertible notes that resulted in recognition of a beneficial conversion feature and tell us how the dates and related trading prices used complied with the guidance outlined in EITF 98-5 and 00-
27, as applicable. We may have further comment upon review of your response.

Note 11. Promissory Note Payable to ValueRich, Inc., page F-23

10. We note your disclosure that in 2003 you issued a note payable to
ValueRich, Inc. for consulting services and recorded a deferred transaction cost asset as of December 31, 2003. Please supplementally tell us the time period the consulting services were performed and if they were performed in 2003, tell us your basis for deferring the expense until 2004 rather than recording it in the period in which the services were performed.


Form 10-QSB for the Quarterly Period Ended March 31, 2005

11. Comply with the comments on the Form 10-KSB for the year ended December 31, 2004 as they apply to filings on Form 10-QSB.


* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Lamoureux at 202-551-3301 or me at 202-551-3813 if you have questions.

								Sincerely,



								Linda Cvrkel
								Branch Chief
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Mr. Duo Wang
Intra-Asia Entertainment Corporation
June 9, 2005
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